

May 14, 2012

<u>Via Email</u>
Edward S. Forman, Esq.
General Counsel
Duff & Phelps Corporation
55 East 52nd Street, 31st Floor
New York, New York 10055

>   **Re: Duff & Phelps Corporation**
>   **Registration Statement on Form S-3**
>   **Filed May 3, 2012**
>   **File No. 333-181132**

Dear Mr. Forman:

We have limited our review of your registration statement to the issue we have addressed in our comment below. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please advise us whether or not Shinsei Bank, Limited or any of the entities affiliated with Vestar or Lovell Minnick is an affiliate of a broker-dealer within the meaning of Rule 405 of the Securities Act. For any selling shareholder that is an affiliate of a broker-dealer, please revise your registration statement to disclose that it purchased in the ordinary course of business and that, at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to make those statements with respect to any broker-dealer affiliate, please revise to indicate that the seller is an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or Michael Seaman, Special Counsel, at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director

cc: David J. Goldschmidt, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)